# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Intuitive Machines, Inc., CIK 0001844452
CUSIP: 46125A100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 13467 Columbia Shuttle Street, Houston, Texas (TX), 77059
Date of event which requires filing of this statement: 12/04/2025
Filed by CIK 0001963529
Persons authorized to receive notices and communications: Kamal Seyed Ghaffarian, 5937 Sunnyslope Drive, Naples, Florida (FL), 34119, (301) 486-3150

## Reporting persons
- Kamal Seyed Ghaffarian (CIK 0001963529): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 123,114; shared voting power 39,588,260; sole dispositive power 123,114; shared dispositive power 39,588,260; aggregate amount beneficially owned 39,711,374 (25.6% of the class)
- Ghaffarian Enterprises, LLC (CIK 0001965259): type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); source of funds: other (OO); sole voting power 0; shared voting power 37,098,059; sole dispositive power 0; shared dispositive power 37,098,059; aggregate amount beneficially owned 37,098,059 (24.3% of the class)
- Intuitive Machines KG Parent, LLC (CIK 0001965283): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 249,080; sole dispositive power 0; shared dispositive power 249,080; aggregate amount beneficially owned 249,080 (0.2% of the class)
- GM Enterprises, LLC (CIK 0001965320): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,241,121; sole dispositive power 0; shared dispositive power 2,241,121; aggregate amount beneficially owned 2,241,121 (1.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Intuitive Machines, Inc.
Address of issuer's principal executive offices: 13467 Columbia Shuttle Street, Houston, Texas (TX), 77059
Comment: This Amendment No. 10 to Schedule 13D (this "Amendment No. 10") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on February 8, 2024 (as amended to date, the "Schedule 13D"), relating to the Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Intuitive Machines, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

Entry into 10b5-1 Plan

On December 4, 2025, Ghaffarian Enterprises, LLC entered into a trading plan (the "10b5-1 Trading Plan") pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Pursuant to the 10b5-1 Trading Plan, a broker dealer will make periodic sales of up to an aggregate of 1,986,732 shares of Class A Common Stock on behalf of Ghaffarian Enterprises, LLC. Such number of shares represents less than 2% of the total outstanding shares of Class A Common Stock of the Issuer. The 10b5-1 Trading Plan is being entered into solely to generate liquidity for Ghaffarian Enterprises, LLC.

The foregoing description of 10b5-1 Trading Plan does not purport to be complete and is qualified in its entirety by the text of the 10b5-1 Trading Plan, the form of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety with the following:

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons based on 119,319,784 shares of Class A Common Stock outstanding as of November 10, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 13, 2025.

Kamal Seyed Ghaffarian
Amount beneficially owned: 39,711,374
Percent of Class: 25.6%

Ghaffarian Enterprises, LLC
Amount beneficially owned: 37,098,059
Percent of Class: 24.3%

Intuitive Machines KG Parent, LLC
Amount beneficially owned: 249,080
Percent of Class: 0.2%

GM Enterprises, LLC
Amount beneficially owned: 2,241,121
Percent of Class: 1.8%
Number of shares as to which each person has sole or shared power to vote or dispose:
Kamal Seyed Ghaffarian

Sole Voting Power: 123,114
Shared Voting Power: 39,588,260
Sole Dispositive Power: 123,114
Shared Dispositive Power: 39,588,260

Ghaffarian Enterprises, LLC

Sole Voting Power: 0
Shared Voting Power: 37,098,059
Sole Dispositive Power: 0
Shared Dispositive Power: 37,098,059

Intuitive Machines KG Parent, LLC

Sole Voting Power: 0
Shared Voting Power: 249,080
Sole Dispositive Power: 0
Shared Dispositive Power: 249,080

GM Enterprises, LLC

Sole Voting Power: 0
Shared Voting Power: 2,241,121
Sole Dispositive Power: 0
Shared Dispositive Power: 2,241,121

The securities reported herein include (i) 36,093,492 Common Units, which may be redeemed for shares of Class A Common Stock on a one-to-one basis, of which 33,603,291 Common Units are held by Ghaffarian Enterprises, LLC, 249,080 Common Units are held by Intuitive Machines KG Parent, LLC and 2,241,121 Common Units are held by GM Enterprises, LLC; (ii) 3,494,768 shares of Class A Common Stock held directly by Ghaffarian Enterprises, LLC; and (iii) 123,114 shares of Class A Common Stock held directly by Dr. Ghaffarian.

Dr. Ghaffarian is the sole trustee of a revocable trust, which is the sole member of Ghaffarian Enterprises, LLC and the sole managing member of Intuitive Machines KG Parent, LLC, and GM Enterprises, LLC. As a result, Dr. Ghaffarian may be deemed to share beneficial ownership of the securities reported herein, but disclaims beneficial ownership.
Transactions in the class effected during the past sixty days: Other than as described in Item 4 herein, the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit 10: 10b5-1 Trading Plan, dated as of December 4, 2025.

## Signatures
- Kamal Seyed Ghaffarian: /s/ Kamal Seyed Ghaffarian, Kamal Seyed Ghaffarian (12/08/2025)
- Ghaffarian Enterprises, LLC: /s/ Kamal Seyed Ghaffarian, Kamal Seyed Ghaffarian/Trustee of the Sole Member (12/08/2025)
- Intuitive Machines KG Parent, LLC: /s/ Kamal Seyed Ghaffarian, Kamal Seyed Ghaffarian/Trustee of the Sole Managing Member (12/08/2025)
- GM Enterprises, LLC: /s/ Kamal Seyed Ghaffarian, Kamal Seyed Ghaffarian/Trustee of the Sole Managing Member (12/08/2025)